Exhibit 99.6

ELECTION OF LANGUAGE AND MEANS OF RECEIPT OF CORPORATE COMMUNICATIONS

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1928 and Note Stock Codes: 5141, 5142, 5727, 5733, 40246, 40247,

40584, 40585, 40852, 40853, 40854, 5413, 5414, 5415)

March 31, 2023

Dear Shareholder,

Sands China Ltd. (the “Company”)

– Election of Language and Means of Receipt of Corporate Communications

We are pleased to enclose the Company’s 2022 Annual Report (in both English and Chinese), and Circular containing the Notice of Annual General Meeting and Proxy Form for your attention.

Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Articles of Association of Sands China Ltd. (the “Company”), the Company will make the following options available for you to elect for receipt of future corporate communications (“Corporate Communications”) of the Company to shareholders, including but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditor’s report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form, in the following manners:

(1)

by electronic means through the Company’s website at www.sandschina.com (“Electronic Version”), instead of receiving printed copies, with a printed notification letter by post of the publication of the Corporate Communications on the Company’s website; or

(2)	in printed form in English and / or Chinese (“Printed Version”).

You are encouraged to elect the Electronic Version in support of environmental protection, and we believe that it is the most prompt, efficient and convenient method of communication with shareholders. To make your election, please complete, sign and return the enclosed Reply Form to the Company c/o Computershare Hong Kong Investor Services Limited (the “Hong Kong Share Registrar”) by post (using the mailing label at the bottom of the Reply Form). There is no need to affix a stamp when returning if posted in Hong Kong. If you are posting from outside Hong Kong, please affix an appropriate stamp.

If the Company does not receive the duly completed and signed Reply Form or any response from you indicating your objection to access the Corporate Communications by electronic means through the Company’s website by April 28, 2023, you are deemed to have consented to receiving the Electronic Version and only a printed notification letter of the publication of the Corporate Communications on the Company’s website will be sent to you in the future.

You may at any time change the choice of language or means of receipt of all future Corporate Communications by reasonable notice in writing to the Hong Kong Share Registrar (by post to 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or by email to sandschina.ecom@computershare.com.hk). Even if you have chosen (or are deemed to have consented) to receive all future Corporate Communications in the Electronic Version but, for any reason, have difficulty in receiving or gaining access to the Corporate Communications, the Company will promptly, upon your request, send the Corporate Communications to you in printed form free of charge.

Please note that (a) both printed English and Chinese versions of all future Corporate Communications will be available from the Company or the Hong Kong Share Registrar upon request; and (b) the same will also be available on the Company’s website at www.sandschina.com under the Investor Relations section and the website of HKEXnews at www.hkexnews.hk.

The 2022 Environmental, Social and Governance Report of the Company is published in electronic form only and is available on the Company’s website at www.sandschina.com under the Investor Relations section and the website of HKEXnews at www.hkexnews.hk. If you wish to receive a printed copy of the 2022 Environmental, Social and Governance Report, you may submit your request to the Hong Kong Share Registrar (by post to the above address or by email to sandschina.ecom@computershare.com.hk).

Should you have any queries relating to any of the above matters, please call the Company’s telephone hotline at +852 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding public holidays.

By order of the Board

SANDS CHINA LTD.

Dylan James Williams

Company Secretary

CCS3978 SCLH

Reply Form 回條

To: **Sands China Ltd. (the "Company")**
(Stock Code: 1928 and Note Stock Codes: 5141, 5142, 5727, 5733, 40246, 40247, 40584, 40585, 40852, 40853, 40854, 5413, 5414, 5415)
c/o Computershare Hong Kong Investor Services Limited
17M Floor,
Hopewell Centre, 183 Queen's Road East,
Wanchai, Hong Kong

致： 金沙中國有限公司（「本公司」）
（股份代號：1928 及票據證券代號: 5141、5142、5727、5733、40246、40247、40584、40585、40852、40853、40854、5413、5414、5415）
經香港中央證券登記有限公司
香港灣仔皇后大道東 183 號
合和中心 17M 樓

I/We would like to receive the Corporate Communications of the Company[+] in the manner as indicated below:
本人／我們希望以下列方式收取　貴公司之公司通訊[+]（「公司通訊」）：
(Please select **ONLY ONE** of the following options by marking（**X**）in the appropriate box)
(請從下列選擇中，僅在其中**一個**空格內劃上「**X**」號)

☐ by **electronic means** through the Company's website (instead of in printed copies) with a printed notification letter by post of the publication of Corporate Communications on the Company's website; **OR**
以電子方式刊載於本公司網站，以代替印刷本，並收取公司通訊已在本公司網站刊載之郵寄通知信函；**或**

☐ in **printed form in English** ONLY; **OR**
僅收取**英文印刷本；或**

☐ in **printed form in Chinese** ONLY; **OR**
僅收取**中文印刷本；或**

☐ in **printed form in BOTH English and Chinese**.
同時收取**英文及中文印刷本**。

Name(s) of Shareholder(s)[#]
股東姓名[#]
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)

Contact telephone number
聯絡電話號碼

Address[#]
地址[#]
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)

Signature
簽名

Date
日期

 # You are required to fill in the details if you download this Reply Form from the Company's website.
假如　閣下從本公司網站下載本回條，請必須填上有關資料。

Notes 附註：

1. Please complete all your details clearly.
請　閣下清楚填妥所有資料。
2. Any Reply Form with more than one box marked (X), with no box marked (X), with no signature or otherwise incorrectly completed will be void.
如在本回條作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。
3. If the Company does not receive this Reply Form or any response from you indicating your objection to access the Corporate Communications by electronic means through the Company's website by April 28, 2023, you are deemed to have consented to receiving all future Corporate Communications by electronic means through the Company's website (instead of receiving the printed copies, and we will send you a printed notification letter by post of the publication of the Corporate Communications on the Company's website.
倘若本公司於 2023 年 4 月 28 日仍未收到　閣下的回條或任何表示反對透過本公司網站以電子方式閱覽公司通訊的回覆，　閣下將被視為已同意收取以電子方式刊載於本公司網站之所有日後公司通訊，以代替印刷本，而本公司將向　閣下寄發有關公司通訊已在本公司網站刊載之郵寄通知函。
4. If your shares are held in joint names, the shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign on this Reply Form in order to be valid.
如屬聯名股東，則本回條須由該名於本公司股東名冊上就聯名持有股份其姓名位列首位的股東簽署，方為有效。
5. The above instruction will apply to all future Corporate Communications to be sent to shareholders of the Company until you notify otherwise by reasonable notice in writing to the Company c/o the Company's Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited (by post at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong or by email to sandschina.ecom@computershare.com.hk).
上述指示適用於日後寄發予本公司股東之所有公司通訊，直至　閣下以合理時間的書面通知知會本公司之香港證券登記處香港中央證券登記有限公司（郵寄至香港灣仔皇后大道東 183 號合和中心 17M 樓或電郵至 sandschina.ecom@computershare.com.hk）另作選擇為止。
6. Shareholders of the Company may at any time change the choice of language or means of receipt of the Corporate Communications by reasonable notice in writing to the Hong Kong Share Registrar (by post to the above address or by email to sandschina.ecom@computershare.com.hk).
股東可隨時更改收取公司通訊之語言版本或收取方式，請以合理時間的書面通知知會香港證券登記處(郵寄至上述地址或或電郵至 sandschina.ecom@computershare.com.hk)。
7. Please note that both printed English and Chinese versions of all future Corporate Communications will be available from the Company or the Hong Kong Share Registrar upon request.
本公司或香港證券登記處將備有所有日後公司通訊之英、中文版印刷本以供索閱。
8. For the avoidance of doubt, we do not accept any other instructions given on this Reply Form.
為免存疑，任何在本回條上的其他指示，本公司將不予處理。

\+ *Corporate Communications include but not limited to (a) the directors' report, its annual accounts together with a copy of the auditor's report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.*

\+ *公司通訊包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通函；及(f)代表委任表格。*

Mailing Label 郵寄標籤

Computershare Hong Kong Investor Services Limited
香港中央證券登記有限公司
Freepost No. 簡便回郵號碼：37
Hong Kong 香港

Please cut the mailing label and affix it to the envelope in order to return this form to us.
No postage is necessary if posted in Hong Kong.
當　閣下寄回此表格時，請將郵寄標籤剪貼於信封上。
如在本港投寄，　閣下無需支付郵費或貼上郵票。

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